March 21, 2025

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Aeluma, Inc.
Registration Statement on Form S-1, as amended
File No. 333-285469

Acceleration Request
Requested Date: March 25, 2025
Requested Time: 4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Craig-Hallum Capital Group LLC, as sole underwriter, hereby joins Aeluma, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-285469) (the “Registration Statement”) be declared effective on March 25, 2025, at 4:30 p.m. Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

Very truly yours,

Craig-Hallum Capital Group LLC

By:	/s/ Rick Hartfiel
Name:	Rick Hartfiel
Title:	Head of Investment Banking